SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 1)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

               INTEGRA LIFESCIENCES HOLDINGS CORPORATION (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008
                         (Title of Class of Securities)

                      (CUSIP NOS. 457985AA7 AND 457985AB5)
                      (CUSIP Number of Class of Securities)

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200


                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
----------------------                              ------------------------
    $120,000,000                                            $12,840

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the exchange of $120,000,000 aggregate principal amount of the Issuer's 2 1/2% Contingent Convertible Subordinated Notes due 2008 in exchange for Integra LifeSciences Holdings Corporation's 2 1/2% Contingent Convertible Subordinated Notes due 2008.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:   Not applicable.      Filing party:   Not applicable.
  Form or Registration No.:   Not applicable.     Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]third-party tender offer subject to Rule 14d-1

         [X]issuer tender offer subject to Rule 13e-4

         [ ]going private transaction subject to Rule 13e-3

         [ ]amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

                  This Amendment No. 1 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Integra LifeSciences Holdings Corporation, a Delaware corporation, (the "Issuer") on July 17, 2006. This Amendment relates to the offer by the Issuer
(i) to exchange $1,000 in principal amount of 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "New Notes") and (ii) a one time cash payment (an "Exchange Fee") equal to $2.50 for each $1,000 in principal amount of the Issuer's outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes" and together with the New Notes, the "Notes") that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange (this "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an "Offer." This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

                  The information in the Offer to Exchange and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

INTRODUCTION

          (1) The final two sentences of the first paragraph of the Schedule TO are hereby deleted and replaced with the following: "The Offer is contingent upon the tender or exchange of at least 50% of the principal amount of Old Notes outstanding and the satisfaction of certain other conditions."

ITEMS 1, 4, 6, 7 AND 11

         Items 1, 4, 6, 7 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

          (2) The last sentence of the second paragraph on page 1 of the Offer to Exchange under the heading "Summary" is hereby deleted.

          (3) The first paragraph on page 5 of the Offer to Exchange under the heading "New Notes" is hereby amended and restated in its entirety as follows:

          The following summary contains basic information about the New Notes. For a complete understanding of the New Notes and before you decide whether to tender your Old Notes in the Offer, please refer to the section of this document entitled "Description of New Notes." For purposes of the description of the New Notes included in this Offer to Exchange, references to "the Company," "Integra," "us," "we," and "our" refer only to Integra LifeSciences Holdings Corporation and do not include our subsidiaries.

          (4) The first sentence of the last paragraph on page 6 of the Offer to Exchange under the heading "New Notes--Conversion Rights" is hereby amended and replaced in its entirety with the following:

          Upon conversion of each $1,000 principal amount of New Notes, you will receive: (a) cash and (b) common stock, determined in the manner set forth herein.

          (5) On page 10 of the Offer to Exchange, the section entitled "Summary Comparison of the Old Notes and the New Notes" is hereby amended to add the following subsection under "--Maturity":


     Subordination........................ The Old Notes are unsecured, subordinated        Same as the Old Notes.
                                           obligations of the Company.  They rank junior
                                           in right of payment to all of the Company's
                                           existing and future senior indebtedness (as
                                           defined), and rank equally with all of our
                                           future subordinated indebtedness.  The notes
                                           are also effectively subordinated to all
                                           existing and future indebtedness and other
                                           liabilities of our subsidiaries.  Neither we
                                           nor our subsidiaries are restricted under the
                                           indenture from incurring senior debt or other
                                           additional indebtedness.



          (6) The disclosure in the New Notes column "Summary Comparison of the Old Notes and the New Notes--Conversion Price" on page 11 of the Offer to Exchange is hereby amended and replaced in its entirety with the following:

          Same as the Old Notes, except that, subject to certain exceptions described in "Description of New Notes," upon conversion of each $1,000 principal amount of New Notes, holders will receive cash and, if applicable, shares of our common stock in an amount determined in the manner set forth under "Description of New Notes--Payment Upon Conversion." The amount of cash and common stock payable will depend upon the value of our common stock over a 15 day observation period beginning on the third trading day after a holder delivers a notice of conversion.

          (7) The last sentence of the paragraph on page 31 of the Offer to Exchange under the heading "Selected Financial Information" is hereby deleted.

          (8) The first bullet under the heading "Important Reservation of Rights Regarding the Offer" on page 34 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

          All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange, including the Letter of Transmittal and the instructions to such Letter of Transmittal, will be determined by us in our sole discretion and our determination shall be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

          (9) The penultimate bullet on page 35 of the Offer to Exchange under the heading "Important Reservation of Rights Regarding the Offer" is hereby amended and restated in its entirety as follows:

          We also reserve the absolute right to waive any defects or irregularities or conditions of the Offer as to any particular Old Notes, other than those conditions that are dependent upon the receipt of government approvals, before the Expiration Date. In the case of those conditions of the Offer that are dependent upon the receipt of government approvals, we reserve the absolute right to waive such conditions before or after the Expiration Date.

          (10) The last sentence in the first paragraph under the heading "Legal Limitation" on page 36 of the Offer to Exchange is hereby deleted and replaced in its entirety with the following:

          Any determination by us concerning the conditions described above will be final and binding on all parties participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

          (11) The penultimate paragraph on page 40 of the Offer to Exchange under the heading "Withdrawal of Tenders" is hereby amended and restated in its entirety as follows:

          All questions as to form and validity (including time of receipt) of any delivery or revocation of a tender will be determined by us, in our sole discretion, which determination will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

          (12) The first full paragraph on page 48 of the Offer to Exchange is hereby amended to add the following sentence prior to the final sentence of the paragraph:

          At our option, we may issue one share of our common stock instead of paying cash in lieu of fractional shares.

          (13)  The   disclosure   under  the   heading   "Description   of  New
     Notes--Payment Upon Conversion" on page 48 of the Offer to Exchange is hereby amended and replaced in its entirety with the following:

          Upon conversion of a holder's New Note, we shall deliver, through the conversion agent, the following to such holder for each $1,000 principal amount of New Notes being converted, subject to our right to elect to pay the net share amount in cash: (1) cash equal to the sum of the daily cash amounts (as defined below), and (2) shares ("net shares") of common stock, if any, with a value equal to the sum of the daily share amounts (as defined below) (the "net share amount"), in each case for each of the 15 trading days during the related observation period. We shall deliver the foregoing on the third trading day immediately following the last day of the related observation period.

          The "observation period" with respect to any New Note converted means the 15 consecutive trading-day period beginning on and including the third trading day after a holder delivers a conversion notice to the conversion agent or, if the we have elected to pay the net share amount in cash, the trading day after the last day of the conversion retraction period.

          The "daily settlement amount," for each of the 15 trading days during the observation period, shall consist of:

     o cash (the "daily cash amount") equal to the lesser of $66.67 and the daily conversion value relating to such day; and

     o if such daily conversion value exceeds $66.67, a number of shares of common stock with a value (the "daily share amount") equal to (A) the difference between such daily conversion value and $66.67, divided by
          (B) the daily VWAP for such day.

          Instead of delivering shares of common stock in satisfaction of our obligation to deliver the net share amount upon conversion of Notes, we may elect to deliver an additional amount of cash. The amount shall be equal to the net share amount.

          We will inform the holders through the trustee if we choose to satisfy our obligation to deliver the net share amount upon conversion with additional cash no later than two trading days following the conversion date.

          If we do not give any notice within the time periods described as to how we intend to settle, we will satisfy our obligation to deliver the net share amount only in shares of common stock (and cash in lieu of fractional shares). We will treat in the same manner all holders converting on the same trading day. Subject to the foregoing, we will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. For holders converting on any trading day, we may choose to settle the net share amount in cash and shares of common stock only and for holders converting on another trading day, choose to settle exclusively in cash.

          If we elect to satisfy any portion of our obligation to deliver the net share amount in cash (other than cash in lieu of fractional shares), holders may retract their conversion notice at any time during the three trading day period beginning on the trading day after we have notified the trustee of our method of settlement.

          The "daily conversion value" means, for each of the 15 consecutive trading days during the observation period, one-fifteenth (1/15) of the product of (1) conversion rate on such day and (2) the daily VWAP of common stock (or the value of the securities into which common stock has been converted) for such day.

          The "daily VWAP" for the common stock means, for each of the 15 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page IART [EQUITY] AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of common stock on such trading day as the board of directors determines in good faith using a volume-weighted method, which determination shall be conclusive).

          (14)  The  last   sentence   in  the   paragraph   under  the  heading
     "Calculations in Respect of New Notes" on page 56 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

          We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of New Notes, subject to such holder's disputing such calculation in a court of competent jurisdiction.

          (15) The penultimate and last sentences of the first paragraph on page 58 of the Offer to Exchange under the heading "Description of Capital Stock" are hereby deleted.

          (16) The third sentence of the third paragraph on page 71 of the Offer to Exchange under the heading "Where You Can Find More Information" is hereby deleted.

          (17) The second bullet on page 71 of the Offer to Exchange under the heading "Where You Can Find More Information" is hereby amended and restated in its entirety as follows:

          Current Reports on Form 8-K filed on January 9, 2006, January 17, 2006, March 8, 2006 (as amended on May 12, 2006), March 10, 2006,
          April 13, 2006,  April 25, 2006,  May 17, 2006 (as amended on July 28,
          2006), July 7, 2006, July 14, 2006 and July 17, 2006; and

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(i)(vi) Supplement to Offer to Exchange, dated July 31, 2006.

(a)(5)(ii) Press Release, dated July 31, 2006.

Letter of Transmittal

          (1) The first sentence of the second paragraph under "Item 8. No Conditional Tenders" on page 14 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

          The Company will determine, in its sole discretion, all questions as to the form, validity, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes, which determination will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

          (2) The third sentence of the second paragraph under "Item 8. No Conditional Tenders" on page 14 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

          The Company also reserves the absolute right, in its sole discretion, to waive any defects or irregularities or conditions of the Offer as to any particular Old Notes, other than those dependent upon the receipt of government approvals, before the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Offer). In the case of those conditions of the Offer that are dependent upon the receipt of government approvals, the Company reserves the absolute right to waive such conditions before or after the Expiration Date.

          (3) The third to last sentence of the second paragraph under "Item 8. No Conditional Tenders" on page 14 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

          The interpretation of the terms and conditions of the Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties participating in the Offer, subject to such Offer participant's disputing such interpretation in a court of competent jurisdiction.

          (4) The third sentence of the first paragraph on page 18 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

          All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

          (5) The first sentence of the final paragraph of "Item 10. Withdrawal of Tenders" on page 15 of the Letter of Transmittal is hereby and amended and restated in its entirety as follows:

          All questions as to form and validity (including time of receipt) of any delivery or revocation of a tender will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2006                     INTEGRA LIFESCIENCES HOLDINGS
                                          CORPORATION




                                          By: /s/ MAUREEN B. BELLANTONI
                                              --------------------------------
                                              Name:  Maureen B. Bellantoni
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
--------    ------------

(a)(1)(i)   Offer to Exchange, dated July 17, 2006.*

(a)(1)(ii)  Letter of Transmittal.*

(a)(1)(iii) Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)  Supplement to Offer to Exchange, dated July 31, 2006.

(a)(5)(i)   Press Release, dated July 17, 2006.*

(a)(5)(ii)  Press Release, dated July 31, 2006.


* Previously filed.



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